June 3, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Helius Medical Technologies, Inc.

Registration Statement on Form S-1

File No. 333-287572

Ladies and Gentlemen:

Maxim Group LLC (“Maxim”), as placement agent, hereby respectfully requests the withdrawal of its acceleration request letter filed as correspondence via EDGAR transmission on May 28, 2025, which requested that the Registration Statement on Form S-1 (File No. 333-287572) (the “Registration Statement”) be declared effective on Thursday, May 29, 2025 at 5:00 PM, Eastern Time, or as soon as reasonably practicable thereafter. Maxim is no longer requesting that such Registration Statement be declared effective at this specific date and time and Maxim hereby formally withdraws its request for acceleration of the effective date as stated above.

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Maxim as placement agent, hereby concurs in the request of Helius Medical Technologies, Inc. that the effective date of the above-referenced Registration Statement be accelerated to 5:00 PM, Eastern Time, on Wednesday, June 4, 2025, or as soon thereafter as may be practicable.

Maxim affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

Maxim Group LLC

By:	/s/ Ritesh Veera
Name: Ritesh Veera Title: Co-Head of Investment Banking